UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                             KINETIC CONCEPTS, INC.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  49460W208
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                September 19, 2006
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 16

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 2 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,257,353**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,257,353**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 49460W208            SCHEDULE 13D                     Page 3 of 16

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,257,353**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,257,353**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W208              SCHEDULE 13D                    Page 4 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,257,353**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,257,353**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               5.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 49460W208            SCHEDULE 13D                     Page 5 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,257,353**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,257,353**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W208             SCHEDULE 13D                    Page 6 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,257,353**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,257,353**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 49460W208              SCHEDULE 13D                    Page 7 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,257,353**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,257,353**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,353**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 8 of 16


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock") of Kinetic Concepts, Inc., a Texas corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, TX 78230.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP")(collectively, the "Reporting Persons").

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President,            Suite 400                          Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Partner      Suite 400                and USA   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP

                      San Francisco, CA 94133
David H.S. Chung      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133



CUSIP NO. 49460W208            SCHEDULE 13D                     Page 9 of 16


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory D. Hitchan    909 Montgomery St.       USA        Partner, Chief
Partner, Chief        Suite 400                           Operating Officer,
Operating Officer,    San Francisco, CA 94133             General Counsel and
General Counsel and                                       Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum LP
Assistant Secretary
& Director

William Scott Hartman 909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133


Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Strategic II") and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Strategic KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        Norway    Managing Partner,
Managing Member      Suite 400                 and USA   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA       Partner, Chief
Member and           Suite 400                           Operating Officer,
General Counsel      San Francisco, CA 94133             General Counsel &
                                                         Secretary, Blum LP


CUSIP NO. 49460W208          SCHEDULE 13D                     Page 10 of 16


Name and               Business                Citizen-   Principal Occupation
Office Held            Address                  ship       or Employment
--------------------   -----------------------  ---------  -------------------

Marc T. Scholvinck     909 Montgomery St.       USA       Partner & Chief
Managing Member        Suite 400                          Financial Officer,
                       San Francisco, CA 94133            Blum LP

William Scott Hartman  909 Montgomery St.       USA       Partner,
Member                 Suite 400                          Blum LP
                       San Francisco, CA 94133


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P., a Delaware limited partnership
("Blum Strategic III") whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Member       Suite 400                and USA   Blum LP
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133
David H.S. Chung      909 Montgomery St.       USA      Partner,
Member                Suite 400                          Blum LP
                      San Francisco, CA 94133


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 11 of 16


Name and               Business                Citizen-   Principal Occupation
Office Held            Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory D. Hitchan     909 Montgomery St.        USA       Partner, Chief
Member and             Suite 400                           Operating Officer,
General Counsel        San Francisco, CA 94133             General Counsel &
                                                           Secretary, Blum LP


Marc T. Scholvinck     909 Montgomery St.        USA       Partner & Chief
Member                 Suite 400                           Financial Officer,
                       San Francisco, CA 94133             Blum LP

William Scott Hartman  909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street,
Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner, the partnership for which Blum GP III LP serves as the sole general partner and the partnerships for which Saddlepoint GP serves as the general partner.


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 12 of 16


Item 4.  Purpose of Transaction
-------------------------------

In August 2006, the Reporting Persons began purchasing Common Stock of the Issuer. These purchases were made on the open market and through a purchase plan that complies with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the "Act"). The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On August 31, 2006, Blum LP, on behalf of itself and its affiliates, entered into a purchase plan (the "10b5-1 Purchase Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in accordance with Rule 10b5-1 under the Act. The 10b5-1 Purchase Plan provides for the periodic acquisition of Common Stock up to an aggregate of 3,000,000 shares through January 3, 2007 to be allocated among the affiliates of the Reporting Persons. The 10b5-1 Purchase Plan may be modified or amended upon the written agreement of Blum
LP and Merrill Lynch. Transactions under the 10b5-1 Purchase Plan will be subject to certain price restrictions and the 10b5-1 Purchase Plan may be terminated by Blum LP at any time.

Other than the 10b5-1 Purchase Plan described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Nils Colin Lind, who is an executive officer or managing member of each of the Reporting Persons, is a member of the Board of Directors of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the Rule 10b5-1 Purchase Plan, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.



CUSIP NO. 49460W208            SCHEDULE 13D                     Page 13 of 16


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2006, there were 71,833,118 shares of Common Stock issued and outstanding as of August 4, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,934,503 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 4.1% of the outstanding shares of the Common Stock; (ii) 142,852 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 0.2% of the outstanding shares of the Common Stock;
(iii) 1,057,300 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 1.5% of the outstanding shares of the Common Stock; (iv) 40,600 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (v) 15,700 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents less than .1% of the outstanding shares of the Common Stock and 15,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents less than .1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP.
The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of, and shared voting power with respect to, an aggregate of 4,257,353 shares of the Common Stock, which is 5.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III, Blum GP III LP, and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III, or
Saddlepoint GP.


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 14 of 16


c) The Reporting Persons purchased the following number of shares of Common Stock during the last 60 days in either the open market or pursuant to the 10b5-1 Purchase Plan:

Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------
Investment partnerships for        08-08-06      13,000    26.8168
which Blum LP serves as the        08-09-06       3,900    27.6101
general partner and on behalf      08-09-06      12,400    27.7277
of an entity for which Blum LP     08-10-06         400    27.5600
serves as investment advisor.      08-10-06       9,700    27.6711
                                   08-11-06       1,500    27.5745
                                   09-07-06      63,900    30.1037
                                   09-08-06      65,500    29.5380
                                   09-11-06      18,200    29.5754
                                   09-12-06      23,600    29.5154
                                   09-13-06      12,800    30.0180
                                   09-14-06      10,400    30.0671
                                   09-18-06      41,100    30.1001
                                   09-19-06     134,000    29.8955


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ----------
For Blum Strategic III for         08-08-06     118,300    26.8168
which Blum GP III LP               08-09-06      34,900    27.6101
serves as the general partner      08-09-06     110,200    27.7277
and for Blum GP III which          08-10-06       3,600    27.5600
serves as the general              08-10-06      86,900    27.6711
partner for Blum GP III LP.        08-11-06      12,300    27.5745
                                   09-07-06     133,400    30.1037
                                   09-08-06     154,100    29.5380
                                   09-11-06     103,100    29.5754
                                   09-12-06     121,900    29.5154
                                   09-13-06      64,200    30.0180
                                   09-14-06      53,500    30.0671
                                   09-18-06      24,600    30.1001
                                   09-19-06      36,300    29.8955


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ----------
The partnership for which          08-08-06       2,200    26.8168
Saddlepoint GP serves as           08-09-06         700    27.6101
general partner.                   08-09-06       2,100    27.7277
                                   08-10-06         100    27.5600
                                   08-10-06       1,700    27.6711
                                   08-11-06         200    27.5745
                                   09-07-06       2,600    30.1037
                                   09-08-06       3,000    29.5380
                                   09-11-06       1,900    29.5754
                                   09-12-06       2,300    29.5154
                                   09-13-06       1,300    30.0180
                                   09-14-06       1,200    30.0671
                                   09-18-06       4,800    30.1001
                                   09-19-06      16,500    29.8955



CUSIP NO. 49460W208            SCHEDULE 13D                    Page 15 of 16


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ------------
The Investment Advisory            08-08-06       1,200    26.8168
Clients for which Blum LP          08-09-06         400    27.6101
serves as investment advisor.      08-09-06       1,200    27.7277
                                   08-10-06       1,000    27.6711
                                   08-11-06         200    27.5745
                                   09-07-06       2,000    30.1037
                                   09-08-06       2,400    29.5380
                                   09-11-06       1,800    29.5754
                                   09-12-06       2,200    29.5154
                                   09-13-06       1,200    30.0180
                                   09-14-06       1,000    30.0671
                                   09-18-06       3,600    30.1001
                                   09-19-06      13,200    29.8955


(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except i) the 10b5-1 Purchase Plan as previously disclosed in Item 4 above, and ii) as noted above in Item 5, Blum LP has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.

The information set forth in this Item 6 is qualified in its entirety by reference to the Rule 10b5-1 Purchase Plan, attached hereto as Exhibit B, and is incorporated by reference herein in its entirety.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking.
Exhibit B  Rule 10b5-1 Purchase Plan.



CUSIP NO. 49460W208            SCHEDULE 13D                    Page 16 of 16



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan,
     Member and General Counsel       Member and General Counsel


BLUM STRATEGIC GP III, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.     By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                       By:  Richard C. Blum & Associates, Inc.
                                            Its General Partner




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Partner, Chief Operating Officer,
                                        General Counsel and Secretary



CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 21, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan,
     Member and General Counsel       Member and General Counsel


BLUM STRATEGIC GP III, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.     By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                       By:  Richard C. Blum & Associates, Inc.
                                            Its General Partner




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Partner, Chief Operating Officer,

                                        General Counsel and Secretary




CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 3

                                   Exhibit B


                                        Rule 10b5-1 Purchase Plan


I, Gregory D. Hitchan, on behalf of Blum Capital Partners, L.P. and its affiliates (collectively, the "Fund"), as of this 31st day of August, 2006, have established this Plan (the "Plan") in order to purchase up to 3,000,000 shares of Kinetic Concepts, Inc.'s common stock pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Fund requests that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") execute the Plan as follows:

    1.	Starting on August 31, 2006, purchase shares pursuant to the attached table on a "not held" basis. Shares purchased shall be allocated among the Fund as instructed by the Fund to Merrill Lynch from time to time.

    2.	The Plan shall end on the earliest of:
        a. January 3, 2007;
        b. the completion of all purchases contemplated by the Plan;
        c. the Fund or Merrill Lynch's reasonable determination that:
                (i)  the Plan does not comply with Rule 10b5-1 or other
                      applicable securities laws;
                (ii) the Fund has not, or Merrill Lynch has not, complied
                     with the Plan, Rule 10b5-1 or other applicable securities laws.

    3.	The Fund will pay Merrill Lynch $   per share commission rate.

    4.	The Fund confirms that (a) it established the Plan in good faith in compliance with the requirements of Rule 10b5-1 at a time when it was not in possession of non-public material information, (b) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (c) it will not disclose to any persons at Merrill Lynch effecting purchases under the Plan any information regarding Kinetic Concepts, Inc. that might influence the execution of the Plan and (d) it will inform Merrill Lynch as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Plan by Merrill Lynch or by the Fund and of the occurrence of any event that would cause the Plan to end or be suspended as contemplated in Paragraph 2 or 5.

    5.	If Merrill Lynch must suspend purchases of shares under this Plan on a particular day for any of the following reasons:

        a. a day specified by the Plan is not a day on which the shares trade regular way on the New York Stock Exchange;
        b. trading of the shares on the New York Stock Exchange is suspended for any reason; or
        c. Merrill Lynch cannot effect a purchase of shares due to legal, regulatory or contractual restrictions applicable to it or to the Fund (including without limitation, Regulation M or Rule
           10b-5);

       then Merrill Lynch will resume purchases in accordance with paragraph 1 above on the next day specified in the Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of
        Merrill Lynch and the Fund.

    6.	The Plan may be modified or amended only upon the written agreement of the undersigned and Merrill Lynch.

    7.	The Plan may be signed in counterparts, each of which will be an original.

    8.	The Plan and the attachment together constitute the entire agreement between the Fund and Merrill Lynch and supersede any prior agreements or understandings regarding the Plan.

    9.	All notices given by the parties under this Plan will be as follows:

        If to Merrill Lynch:
                4 World Financial Center - 5th Floor
		New York, NY 10080
	        Attention: Charles Plohn, Jr.

        If to the Fund:
                909 Montgomery Street
	        San Francisco, CA 94133
	        Attention: Gregory D. Hitchan
	        Fax no: (415) 283-0653

   10.	Merrill Lynch acknowledges that the Fund may (1) purchase shares of
        Kinetic Concepts, Inc. from time to time separately from shares purchased pursuant to the Plan and (2) terminate this Plan at any time by giving notice to Merrill Lynch.

   11.	This Plan will be governed by and construed in accordance with the internal laws of the State of New York.



        Blum Capital Partners, L.P.
	By: Richard C. Blum & Associates, Inc.,
	       its general partner
        By:  /s/ Gregory D. Hitchan
	     Gregory D. Hitchan
	     Chief Operating Officer


        Acknowledged and Agreed:
        Merrill Lynch, Pierce, Fenner & Smith Incorporated
        By:  /s/ Charles Plohn, Jr.
             Charles Plohn, Jr.
             Managing Director




                                            Attachment


                                    Daily Pricing Strategy


Price Limit Per Share
Maximum Daily
                                       Target Volume



$                                              shares

Below $                                        --